March 7, 2025

Ms. Lauren Hamilton

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Centre Funds, File Nos. 811-22545, 333-173306

Dear Ms. Hamilton:

On February 6, 2025 you provided oral comments with respect to various filings regarding the Centre American Select Equity Fund and Centre Global Infrastructure Fund (each a “Fund” and together the “Funds”), each a series of the Centre Funds (the “Trust” or “Registrant”), as indicated below. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1: The Staff notes that there were multiple Form N-CEN amendment filings for the Registrant, including two filed on September 10, 2024 and October 23, 2024. The Staff notes that these filings included material amendment exhibits that should be used only for material amendments to organizational documents per Form N-CEN Part G Instruction 7. Please refile the Form N-CEN amendments and remove the exhibits. Additionally, please file a correspondence document for the reasoning of the Form N-CEN amendments.

Response: The Registrant will refile the Form N-CEN amendments without exhibits and will file a correspondence document for the reasoning of the Form N-CEN amendments.

Comment 2: The Staff notes that Item C.7.N.i of Form N-CEN filed for the period ended August 30, 2024 indicates that the Funds are excepted from the Rule 18f-4 program requirements and limits on fund leverage risk under Rule 18-f(c)(4). However, the Staff notes that the Funds appear to have derivative exposures more than 10% based on the monthly average notional value of purchased option contracts reported for the Centre American Select Equity Fund on the Form N-CSR for the fiscal year ended September 30, 2024. Please explain how the Funds are limited derivatives user.

Response: The Registrant notes that purchased option contracts with no future payment obligations are not subject to Rule 18f-4. The Registrant confirms that the Funds do not have a derivatives exposure more than 10%.

Comment 3: The Staff notes that the Centre American Select Equity Fund has 9.53% of its net assets invested in iShares 20+ year Treasury Bond ETF as of September 30, 2024. Please explain why the required acquired fund fees and expenses (“AFFE”) disclosures for the Fund’s investments in other investment companies were not included in the fee table dated in the prospectus filed on January 28, 2025. See Instruction 3(f)(i) of Item 3 of Form N-1A.

Response: The Registrant regrets the oversight and will file a supplement noting that there was 0.02% of AFFE.

Ms. Lauren Hamilton

March 7, 2025

Comment 4: Going forward, please add a footnote in the financial highlights tables included in the Form N-CSR filings that states that the ratio of expenses and income do not reflect the proportion of shares of expenses and income of underlying funds in which the Funds invest. See ASC 946-205-50-16.

Response: The Registrant confirms that it will add the footnote for future filings.

Comment 5: The Staff notes that the fee table for the Centre Global Infrastructure Fund Institutional Class in the prospectus does not match the financial highlights. The Staff notes that this occurred for two consecutive years, 2024 and 2025. Please supplementally explain why there is a difference between what is presented in the financial highlights and the fee tables for the Fund. See Item 3 of Form N-1A.

Response: The Registrant notes that the shareholder servicing fees were adjusted in the fee table to reflect the lower shareholder servicing expenses as a result of a change in shareholder composition. The Registrant believed that it was more appropriate to show the current shareholder servicing fees in the fee table, which resulted in the difference between the financial highlights and the fee table. The Registrant will file a supplement to revise the fee table to match the financial highlights.

Comment 6: The Staff notes that Item 10 of Form N-CSR filed on December 6, 2024 indicates that the disclosure is included in Item 7 of Form N-CSR. Please explain how this satisfies the disclosure requirements of Item 10 of Form N-CSR and the tailored shareholder reports FAQ #3.

Response: The Registrant notes that Item 10 of Form N-CSR states “unless the following information is disclosed as part of the financial statements included in Item 7…” The Registrant confirms that the remuneration paid to all trustees are included in the financial statements as part of Item 7 of Form N-CSR (represented as a line item for “Trustees’ fees and expenses” in the Statements of Operations).

If you have any questions or additional comments, please call me at (614) 469-3215 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Zeynep Kart
Zeynep Kart